

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2012

Via Secure Email
Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

> **Re: Kofax Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted Confidentially on September 4, 2012**
> **CIK No. 1556884**

Dear Mr. Bish:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that

the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Outside Front Cover Page of Prospectus

3.   Please disclose that you are an emerging growth company, as defined in the Jumpstart Our Business Startups Act.

4.   Please delete the phrase "Sole Book-Running Manager" from the outside front and back cover pages. See Rule 421(d) of Regulation C.

Inside Front Cover Page of Prospectus

5.   We will contact you separately regarding your proposed graphics.

Industry and Market Data, page ii

6.   Please move this section and the second paragraph of your "Prospectus Summary" to a portion of the prospectus not covered by Rule 421(d) of Regulation C. In addition, consider whether you need all of the defined terms; for example, you have defined the term "dollar." Finally, throughout the prospectus, please limit your use of defined terms for technical business terminology, such as BPM, BPO, MFPS, and OCR. See Rule 421(b) of Regulation C. For additional guidance, refer to Division of Corporation Finance Staff Legal Bulletin 7A.

7.   With respect to every third-party statement in your prospectus, such as the information provided by Harvey Spencer Associates, please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that several of the reports are from 2010 or early 2011. Please confirm that you are not aware of similar reports that have been prepared as of a later date by the authors you cite, or others. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

Prospectus Summary

Who We Are, page 1

8.   Please provide us with support for your statements that you are a "leading" provider and that "many" of your users realize a return on investment within 12 to 18 months.

9.   In the last paragraph on page 1 you include the Non-IFRS measure adjusted income from operations for the fiscal years ended June 30, 2009 and June 30, 2012. Please also disclose your income from operations for the same periods. Make a similar revision to the last paragraph on page 60. By analogy, refer to the guidance provided in Item 10(e)(1)(A) of Regulation S-K.

Our Opportunity, page 3

10.   In the last paragraph of this section, concisely explain the difference between capture software and services, and business process management software.

Corporate Structure, page 5

11.   Please disclose whether you will proceed with your offering if the shareholders of Kofax (U.K.) do not agree to have their ordinary shares in Kofax (U.K.) cancelled in exchange for shares in Kofax (Bermuda). In addition, explain why you are changing your country of incorporation.

12.   It appears that you do not plan to register the migration. Please provide us with your analysis supporting the applicable offering exemption(s).

Emerging Growth Company, page 8

13.   In the first paragraph, you state that you have not made a decision whether to take advantage of any or all of the exemptions provided by the JOBS Act. Please disclose the exemptions you are currently utilizing or plan to utilize.

Risk Factors

Risks Related to Our Business, page 12

14.   You indicate on page 4 that you intend to accelerate the initiative to provide your software through a software-as-a-service (SaaS) subscription offering. Please revise to provide a risk factor discussion regarding management's expectation of how this model will impact the results of operations and profitability levels.

"Our ability to realize the anticipated benefits of our consummated acquisitions…," page 13

15.   Please discuss any material issues associated with integrating your recent material acquisitions. See Item 3.D of Form 20-F.

"Continued uncertainty in the global financial markets…," page 14

16.   You state that current uncertainty in the global financial markets and unfavorable global economic conditions "may" adversely affect you. Please discuss whether global

economic conditions have materially affected you. For example, 39.5% of your fiscal 2012 revenues were from EMEA. Specifically disclose the extent to which the European debt crisis has impacted you, if material. See Item 3.D of Form 20-F.

"Our future revenue depends in part on our installed user base…," page 15

17.   Please quantify and discuss your renewal rates. See Item 3.D of Form 20-F.

"We compete in a highly competitive software product and services market…," page 16

18.   You state that failure by you to compete effectively "could" result in price reductions or reduced margins. If material, please discuss whether you have encountered price reductions or reduced margins due to competition. See Item 3.D of Form 20-F.

"We rely on our channel partners for a significant portion of our revenue growth…," page 16

19.   Please quantify the "significant" portion of your revenue growth dependent on channel partners. See Item 3.D of Form 20-F.

"Upon the completion of this offering, our common shares will be listed…," page 25

20.   You state that you "may" decide to delist your shares on the London Stock Exchange in the future. Please disclose whether you have any current plans to do so. See Item 3.D of Form 20-F.

"We will incur significant increased costs as a result of operating as a company…," page 29

21.   Please quantify the "significant" legal, accounting and other expenses of being publicly traded in the U.S., if known and material. See Item 3.D of Form 20-F.

"If we fail to maintain an effective system of internal control…,' page 29

22.   Please explain further, to us, the nature of the material weakness that led to a restatement of your maintenance service revenue and tell us which financial statement periods were restated as a result of this weakness. Also, tell us the steps taken to remediate such weakness and when it was remediated.

Use of Proceeds, page 33

23.   We note your statement that you intend to use the proceeds of the offering for general corporate purposes. It appears from your disclosure elsewhere, however, that you have specific plans to grow your business by further developing and introducing new software offerings, expanding your marketing efforts, including by adding new direct sales and service employees, and pursuing strategic acquisitions. A discussion of your preliminary plans, and the estimated portion of the proceeds to be used for such purposes, is

appropriate. Please expand your discussion accordingly. Refer to Item 3.C of
Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

24.   Please balance your disclosure by discussing the key challenges you are facing. See Item
        5 of Form 20-F, and for guidance, refer to Section III.A of SEC Release No. 33-8350.

Key Financial and Operational Metrics, page 42

25.   Throughout the prospectus you state that a significant portion of your existing users
        renew their maintenance service contracts with you, and it appears that renewal rates are
        material to an understanding of your business. Please quantify renewal rates for the
        periods presented and discuss any material trends. See Item 5 of Form 20-F. Make a
        similar revision to the penultimate paragraph on page 64.

Critical Accounting Policies, Judgments and Estimates

Goodwill, including Impairment Assessments, page 56

26.   If you have determined that the recoverable amount of your cash-generating unit
        significantly exceeds its carrying amount, please disclose such determination. We refer
        you to Section V of SEC Release No. 33-8350. To the extent this is not true; please
        provide the disclosures required by paragraph 134(f) of IAS 36.

Share-Based Payments, page 57

27.   When available, please tell us your proposed IPO price, when you first initiated
        discussions with underwriters and when the underwriters first communicated their
        estimated price range and amount for your stock. To the extent that your proposed IPO
        price is materially different from the price of your stock on the London Stock Exchange,
        please explain if that will have any implications as to the fair value of stock options
        outstanding.

28.   Consider revising your disclosure to include the intrinsic value of all outstanding vested
        and unvested options based on the difference between the estimated IPO price and the
        fair value of the options outstanding as of the most recent balance sheet date included in
        the registration statement.

29.   Please provide us with updated information regarding any recent option grants through
        the date of your response.

Results of Operations

Revenue, page 45

30.   Please clarify the sales execution issues referenced in the first paragraph on page 45.

31.   On pages 64 and 65, you state that your channel partners typically sell your software at relatively lower average selling prices when compared to your direct sales force. Please tell us if these differences are material, whether the source of software sales has had any material impact on your revenue, and whether there are any material trends in the source of sales. In addition, on page 68, you state that during fiscal 2012 approximately 59% of your total revenue came from your indirect channel partners. Please revise your revenue discussion to disclose and address the percentage of revenue attributable to indirect channel partners for fiscal 2011 and 2012.

Liquidity and Capital Resources

Future Cash Requirements and Sources of Liquidity, page 51

32.   As noted on page F-40, please disclose that as of June 30, 2012, you were in compliance with all of the covenants in your revolving credit facility.

Business

Our Solution, page 62

33.   Please revise the first paragraph on page 63 to clarify what you mean by the enterprise segments of the capture market and the desktop segment.

Our Growth Strategy

Broaden Our Software Offerings and Markets, page 65

34.   Please clarify how your users can utilize your software on mobile devices for their capture and business processes management.

Management

Executive Officer Compensation and Employment Agreements, page 80

35.   We note that you have provided executive compensation disclosure only for Messrs. Bish and Arnold. Please explain to us how you determined that no additional disclosure was necessary pursuant to Item 6.B of Form 20-F.

Principal Shareholders, page 88

36.   Notes 3, 6, and 7 disclaim beneficial ownership "except to the extent of any pecuniary interest therein." Beneficial ownership includes the power to direct the voting or disposition of the securities or to receive the economic benefit of the securities. See General Instruction F to Form 20-F. Thus, because Messrs. Comfort and Lock have the power to direct the voting or disposition of the shares, they are beneficial owners even if they do not receive the economic benefit of the securities. Please revise. In addition, please disclose with whom Mr. Comfort shares voting and dispositive power over the shares held by the Natasha Foundation and the NPC Foundation, who receives the economic benefit of these securities, and tell us whether Mr. Comfort receives any economic benefit from the 7,967,348 shares held by immediate family members and entities controlled by immediate family members. Finally, disclose with whom Mr. Lock shares voting and dispositive power over the shares held by The Greg and Rosie Lock Charitable Foundation, and who receives the economic benefits of the securities.

Related Party Transactions, page 90

37.   You state that your transactions with related party officers and directors have not exceeded $120,000 in the aggregate in any given year. This appears to be inconsistent with the disclosure required by Item 7.B of Form 20-F. Please revise or advise.

38.   Please explain to us how you determined that you did not need to disclose the disposition of your hardware business to an investor group that included members of that business' management team. See Item 7.B of Form 20-F.

Taxation, page 110

39.   You state that although you are organized under the laws of Bermuda, you seek to ensure that you are resident in the United Kingdom for tax purposes, and certain of your tax conclusions are dependent upon that tax residency. It appears that you do not plan to include an Item 601(b)(8) tax opinion supporting the tax matters and consequences to shareholders described in the prospectus. Please explain to us how you concluded that no such opinion is necessary. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Underwriting

No Sales of Similar Securities, page 120

40.   Despite the general language regarding lock-up periods in the first and second paragraphs of this section, the first sentence of the second paragraph appears to state that the lock-ups will terminate after your shares have traded for two days. If the lock-ups will terminate after your shares have traded for two days, please provide us with an analysis as to whether this is customary for similar offerings. Otherwise, please tell us the

planned length of the lock-up period and revise the first two paragraphs to eliminate what appears to be inconsistent disclosure.

Audited Consolidated Financial Statements of Kofax plc

Consolidated Income Statements, page F-3

41.   We note you classify expenses by function in your consolidated income statements. We also note the information provided in Notes 7 and 8 regarding the nature of certain expenses pursuant to paragraph 104 of IAS 1. Please note that the disclosures requirements are not limited to the expenses noted in paragraph 104. Therefore, please expand your disclosures further to provide additional information regarding the nature of your expenses.

Consolidated Statement of Cash Flows, page F-7

42.   We note that you disclose net movement in working capital in your consolidated statements of cash flows. Please refer to paragraph 51 and Appendix A of IAS 7.

Note 1. Accounting Policies

1.2 Summary of Significant Accounting Policies

Revenue Recognition, page F-8

43.   We note that you recently began offering portions of your Capture Enabled BPM software through a SaaS subscription offering. Please tell us the amount of revenue recognized for these arrangements during the fiscal years ended June 30, 2012 and 2011. If material, please revise to include your accounting policy for such arrangements in Note 1.2 to your financial statements. To the extent that such revenues have not been material, to date, but you believe they will be material to your fiscal 2013 operations, please revise to disclose your accounting policy for these arrangements in MD&A.

44.   We also note from your disclosure on page 64 that portions of your software are available to OEMs under royalty agreements for bundling or integration with their products. Please tell us the amount of revenue recognized from such arrangements for fiscal years ended June 30, 2012 and 2011. If material, please revise to disclose your accounting policy for these arrangements in the Notes to your financial statements.

45.   You disclose on page 42 that you generally price your maintenance services, and the associated renewals, on a consistent percentage of the associated software license fee. Tell us your consideration to quantify this percentage or a range of the amount of maintenance as compared to the software license fee.

46.   Additionally, you indicate that the fair values of the undelivered elements are based on cost plus a reasonable margin. You further state you assess the level of margin based upon your own performance and that of other companies in the software industry. Supplementally provide us with further details about your fair value methodology. In your response, please tell us what type of costs are considered in your analysis (e.g. R&D costs, costs of telephone support, costs of duplicating and delivering updates, etc.). Also provide us with the range of reasonable margin you assume and how you weight your performance versus the performance of other software companies. In addition, explain how you allocate discounts and/or volume rebates, if applicable. Lastly, tell us how the percentage of PCS deferred using your fair value methodology compares to the actual renewal rates charged.

47.   You disclose on page 68 that 59% of your fiscal 2012 total revenue came from your indirect channel of authorized resellers. Please clarify in your disclosures if revenue through resellers is recognized on a sell-in or sell-through basis and disclose the nature of their return rights, if any.

48.   We note that you recognize revenue and profit on fixed price professional service engagements on a milestone basis. Please explain this method to us in further detail and tell us how it compares to the percentage of completion method as prescribed by paragraph 21 of IAS 18 and paragraph 10 of the illustrative examples for IAS 18. In your response, please tell us the amount of revenue recognized from such arrangements for each period presented.

Note 10. Income Tax Expense, page F-28

49.   It appears from the income tax rate reconciliation table on page F-29 that overseas jurisdictions have significantly impacted your effective tax rate. Please revise to provide the disclosures required by Item 4(b) of Form F-1 and Rule 4-08(h)(1) of Regulation S-X. Furthermore, to the extent that one or more countries have had a more significant impact on your effective tax rate; tell us your consideration to disclose this information (either here or in MD&A) and include a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 5A of Form 20-F and Section III.B of SEC Release 33-8350.

50.   We note that as of June 30, 2012, you had an unrecognized deferred tax asset on losses of $8.4 million. Considering your recent history of pre-tax income and the fact that the losses can be carried forward indefinitely, explain further the factors you considered in concluding it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. We refer you to paragraphs 35 – 36 of IAS 12. To the extent that the unused losses relate to certain jurisdictions in which you have a recent history of losses, revise your disclosures to clarify as such.

<u>Note 33. Subsequent Events, page F-53</u>

51.   Revise to disclose the date when the financial statements were authorized for issue and who gave that authorization pursuant to the guidance in paragraphs 17 and 18 of IAS 10.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

• Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

• Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

• Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your registration statement on EDGAR in accordance with the Division's guidance on our website at http://www.sec.gov/divisions/corpfin/internatl/nonpublicsubmissions.htm, please:

• Attach each draft submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each submission attached as an Exhibit 99 document (e.g., "Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mellissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel